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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
    (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           LEWIS GALOOB TOYS, INC.

                               (NAME OF ISSUER)

            DEPOSITARY CONVERTIBLE EXCHANGEABLE PREFERRED SHARES,
                EACH REPRESENTING 1/10TH OF A SHARE OF $17.00
                   CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

                        (TITLE OF CLASS OF SECURITIES)

                                  364091207

                                (CUSIP NUMBER)

                           LEWIS GALOOB TOYS, INC.

                      (NAME OF PERSON FILING STATEMENT)

                               WITH A COPY TO:

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
Mark D. Goldman                            Charles I. Weissman, Esq.
President and Chief Executive Officer      Shereff, Friedman,
Lewis Galoob Toys, Inc.                    Hoffman & Goodman, LLP
500 Forbes Boulevard                       919 Third Avenue
South San Francisco, CA 94080              New York, New York 10022

                    (NAME, ADDRESS AND TELEPHONE NUMBER OF
                     PERSON AUTHORIZED TO RECEIVE NOTICES
                     AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON FILING STATEMENT)

                              FEBRUARY 28, 1996

    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

             THIS SCHEDULE INCLUDING ANNEXES CONSISTS OF 237 PAGES.

                          CALCULATION OF FILING FEE
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
           Transaction Valuation*       Amount of filing fee
               $52,536,120.00                $10,507.23
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* Estimated solely for the purpose of calculating the filing fee, pursuant to
Section 13(e)(3) under the Securities Exchange Act of 1934, as amended, on the basis of 1/50th of one per centum of the value of securities proposed to be purchased.

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   This Schedule 13E-4 relates to an offer by Lewis Galoob Toys, Inc. (the
"Company") to exchange, upon the terms and subject to the conditions set forth in the Company's Offering Circular dated February 28, 1995 (the "Offering Circular") and the related Letter of Transmittal (the "Letter of Transmittal," together with the Offering Circular, the "Exchange Offer"), each of the Company's outstanding Depositary Convertible Exchangeable Preferred Shares (the "Depositary Shares"), representing 1/10th of a share of the $17.00 Convertible Exchangeable Preferred Stock (the "Preferred Stock") of the Company, for 1.85 shares of Common Stock, $.01 par value per share (the "Common Stock"), of the Company, forms of which are annexed to and filed with this Schedule 13E-4 as Exhibits (a)(1) and (a)(2) and are incorporated herein by reference. As of December 31, 1995, there was issued and outstanding 1,839,500 Depositary Shares and 10,089,961 shares of Common Stock.

ITEM 1. SECURITY AND ISSUER.

   (a) The name of the issuer of the securities to which this Schedule 13E-4 relates is Lewis Galoob Toys, Inc. The principal executive office of the Company is located at 500 Forbes Boulevard, South San Francisco, California 94080.

   (b) The class of equity securities to which this Schedule 13E-4 relates is the Depositary Shares. Reference is hereby made to the information set forth on the cover page of the Offering Circular and in the Sections of the Offering Circular entitled "Summary--The Exchange Offer" on page 5, "Summary--Summary Pro Forma Financial Information" on page 11, "The Exchange Offer--Terms of the Exchange Offer" on page 23 and "Description of Securities" on pages 50 through 55, which information is incorporated herein by reference.

   (c) Reference is hereby made to the information set forth on the Cover Page of the Offering Circular and in the Section of the Offering Circular entitled "Market Price of Securities" on page 33, which information is incorporated herein by reference.

   (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) Reference is hereby made to the information set forth on the Cover Page of the Offering Circular and in the Sections of the Offering Circular entitled "Summary--The Exchange Offer" on pages 5 through 8 and "The Exchange Offer--Terms of the Exchange Offer" on page 23, which information is incorporated herein by reference.

   (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   Reference is hereby made to the information set forth on the Cover Page of the Offering Circular and in the Sections of the Offering Circular entitled "Risk Factors" on pages 13 through 14, "Summary--The Exchange Offer" on pages 5 through 8, "Summary--Summary Pro Forma Financial Information" on page 11 and "Capitalization" on page 35, which information is incorporated herein by reference. The Company will retire and not reissue all Depositary Shares and the underlying shares of Preferred Stock acquired pursuant to the Exchange Offer. Except as set forth in the Offering Circular, the Company has no present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Company or any class of its equity securities set forth in paragraphs (a) through (j) of
Item 3 of Schedule 13E-4.

   (a) Not applicable.

   (b) Not applicable.

   (c) Not applicable.

   (d) Not applicable.

   (e) Not applicable.

                                1




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   (f) Not applicable.

   (g) Not applicable.

   (h)-(j) Reference is hereby made to the information set forth in the Sections of the Offering Circular entitled "Risk Factors" on pages 13 through 14 and "The Exchange Offer--Purpose and Effect of the Exchange Offer" on pages 23 through 25, which information is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

   None of the Company, or to the best knowledge of the Company, any of the directors or executive officers of the Company, or any person controlling the Company, or any of the directors or executive officers of any corporation ultimately in control of the Company, or any associate or subsidiary of the foregoing, has effected any transaction in the Depositary Shares during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

   Not applicable.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   Not Applicable.

ITEM 7. FINANCIAL INFORMATION.

   (a)-(b) Reference is hereby made to the information set forth in Sections of the Offering Circular entitled "Incorporation of Certain Documents by Reference" on page 2, "Summary--1995 Financial Data" on pages 9 through 10, "Summary--Summary Pro Forma Financial Information" on page 11, "Summary--Summary Consolidated Financial Data" on page 12, "Selected Consolidated Financial Data" on page 36 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 37 through 42, which information is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

   (a) Not Applicable.

   (b) In certain jurisdictions, the Common Stock and the Company may be required to be qualified or claims of exemption with respect to the Exchange Offer described in the Offering Circular may be required to be made, under the respective securities or blue sky laws thereof.

   (c) Not applicable.

   (d) Not applicable.

   (e) Reference is hereby made to the entire text of the Offering Circular and the related Letter of Transmittal, which information is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)    Form of Offering Circular dated February 28, 1996.

   (a)(2)    Form of Letter of Transmittal dated February 28, 1996.

   (a)(3)    Form of Notice of Guaranteed Delivery dated February 28, 1996.

   (a)(4) Form of Letter to the Depositary Stockholders, dated February 28, 1996, from the President and Chief Executive Officer of Lewis Galoob Toys, Inc.

   (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 28, 1996, from Chemical Mellon Shareholder Services, L.L.C.

                                2




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   (a)(6)    Form of Letter to Clients, dated February 28, 1996.

   (a)(7) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (b)       Not applicable.

   (c)       Not applicable.

   (d)       Not applicable.

   (e)       Not applicable.

   (f)       Not applicable.

                                3




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                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Febuary 28, 1996                           /s/ William G. Catron
-----------------------------           -----------------------------------
          (Date)                                      (Signature)


                                         William G. Catron
                                         Executive Vice President, General
                                         Counsel and
                                         Chief Administrative Officer
                                         -----------------------------------
                                                    (Name and Title)






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                                EXHIBIT INDEX

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                                                                                               PAGE NO.
                                                                                             ------------
(a)(1)      Form of Offering Circular dated February 28, 1996.
(a)(2)      Form of Letter of Transmittal dated February 28, 1996.
(a)(3)      Form of Notice of Guaranteed Delivery dated February 28, 1996.
(a)(4)      Form of Letter to Depositary Stockholders, dated February 28, 1996, from the
            President and Chief Executive Officer of the Company.
(a)(5)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees, dated February 28, 1996, from Chemical Mellon Shareholder Services,
            L.L.C.
(a)(6)      Form of Letter to Clients, dated February 28, 1996.
(a)(7)      Form of Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
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